Exhibit 21

Subsidiary of Qwest Communications International Inc.(1)	Jurisdiction of Incorporation/Formation
Qwest Broadband Services, Inc.	Delaware

Qwest Capital Funding, Inc.	Colorado

Qwest Communications Company, LLC	Delaware

Qwest Corporation	Colorado

Qwest Services Corporation	Colorado

(1)	The names of certain subsidiaries have been omitted in accordance with Item 601(b)(21) of Regulation S-K.